UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  __    )

     ORTEC  INTERNATIONAL,  INC.
     (Name  of  Issuer)

     Common
     (Title  of  Class  of  Securities)

     68749B108
     (CUSIP  Number)

Dawson-Samberg Capital Management, Inc., 354 Pequot Ave., Southport CT  06490
 203/254-0091
     (Name,  Address  and  Telephone  Number  of  Person
     Authorized  to  Receive  Notices  and  Communications)

     November  12,  1996
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP  NO.  68749B108                    PAGE  4  OF  7
8


1          Name  of  Reporting  Person  PEQUOT  GENERAL  PARTNERS

     IRS  Identification  No.  of  Above  Person  06-1321556
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  171,339

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  171,339

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 171,339

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  3.7

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  DS  INTERNATIONAL  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1324895
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  171,340

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  171,340

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 171,340

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  3.7

14          Type  of  Reporting  Person  PN

CUSIP No. 68749B108
                         PAGE  8  OF  7

ITEM  1.    SECURITY  AND  ISSUER

     This Statement relates to the Common Stock, $.001 Par Value, (the "Shares") of Ortec International, Inc. (the "Company" or "Ortec"), a Delaware corporation. Ortec's principal executive office is located at 3960 Broadway, New York, NY 10032.


ITEM  2.    IDENTITY  AND  BACKGROUND

          This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut corporation, Pequot General Partners, a Connecticut partnership and DS International Partners, L.P., a Delaware partnership (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The principal shareholders at Dawson-Samberg are Messrs. Jonathan T. Dawson and Arthur J. Samberg. The sole business of Pequot General Partners is to serve as the general partner of Pequot Partners Fund, L.P. ("Pequot"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot General Partners. The sole business of DS International Partners, L.P. is to serve as the investment manager of Pequot International Fund, Inc. ("Pequot International") a
corporation formed under the laws of British Virgin Islands to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of DS International Partners, L.P. The business address of the Reporting Persons is 354 Pequot Avenue, Southport, CT 06490.

     None of the Reporting Persons, their respective General Partners, officers, directors or controlling persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors

     None  of    the  Reporting  Persons,  their  respective General Partners, officers, directors or controlling persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 311,526 Shares of Ortec. Of the 311,526 Shares, 155,763 Shares are owned by Pequot and 155,763 Shares are owned by Pequot International. The 311,526 Shares were purchased in a Private Placement directly from the Company for $2,000,000.

          In addition, under rule 13d-3(d) (1) (i) under the Securities Exchange Act of 1934, Pequot and Pequot International are deemed to be the beneficial owners of 31,153 shares (15,576 and 15,577 respectively) of the Company's Common Stock by virtue of their ownership of 31,153 warrants to purchase Ortec International, Inc. Common Stock at $7.70 per share, expiring 11/12/01. The warrants were acquired from a Placement Agent ("Placement Agent") who subsequently became an employee of Dawson-Samberg Capital Management, Inc., and, as a condition of her employment, assigned the warrants to Pequot and Pequot International. The funds for the purchase of Shares held by Pequot and Pequot International were obtained from the contributions of their various partners/shareholders. Such funds may also include the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley & Company, such loans being secured by securities.

ITEM  4.    PURPOSE  OF  TRANSACTION

          The Shares held by the above-mentioned entities were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be. The Reporting Person, on behalf of the above mentioned entities, reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future, including engaging in short sales of the Shares, and to take whatever action with respect to each of such entities' holdings of the Shares it deems to be in the best interests of such entities.


ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 342,679 Shares. These Shares represent approximately 7.4% of the 4,614,191 Shares of Ortec's Common Stock which would be outstanding if the warrants owned by the Reporting Persons were exercised. Pequot General Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the shares and warrants owned by Pequot. DS International has the sole power to vote, direct the vote, dispose and direct the disposition of the shares and warrants owned by Pequot International. The 311,526 shares were purchased on 11/12/96 at $6.42 per share. The 31,153 warrants were acquired from the Placement Agent on 11/12/96 at no cost.



ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

        Pursuant to the Stock Purchase Agreement dated November 12, 1996, and the Revised Registration Rights Agreement, dated November 11, 1996 (the "Revised Registration Rights Agreement"), the Company has agreed that until September 30,1997, it will register under the Act so many of the shares sold in this Offering as the holders of such shares may request, so as to enable the purchasers to sell such shares in the public securities markets, by filing a Registration Statement under the Act with the Commission upon the written demand of a holder or holders whose shares purchased in this Offering were purchased for not less than $1,500,000 in aggregate. Such obligation of the Company is limited to filing no more than two such 'demand' Registration Statements. The Company has also agreed that when the Company becomes eligible to file a Registration Statement on Form S-3, it will file such a Registration Statement registering all the shares sold in this Offering which have not theretofore been sold in the public securities markets. After it is filed, the Company will use its best efforts to have any such Registration Statement declared effective as soon as possible and to file so many amendments to each such Registration Statement as may be necessary to keep such Registration Statement effective, except that with respect to the two 'demand' Registration Statements the Company will only be required to file so many amendments thereto to keep such Registration Statement effective only until December 31, 1998, or until such earlier time as all such shares included in such Registration Statement have been sold. After receipt of a 'demand', the Company will give written notice of such demand to all purchasers of shares in this offering who have not joined in such demand, offering them the right to have their shares purchased in this Offering included in such 'demand' Registration Statement. The Company has also granted the holders of shares purchased in this Offering piggyback registration rights.


ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

          After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


November  21,  1996


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President



Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner




DS  International  Partners,  L.P.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Schedule 13D dated November 21, 1996 relating to the Shares of Ortec International, Inc. shall be filed on behalf of the undersigned.




Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President




Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner




DS  International  Partners,  L.P.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner